Exhibit 99.1

YY Group and Graymatics Enter into Strategic Partnership for Preferred Distribution of AI-Powered Video Analytics Solutions in Singapore

Partnership to Drive Adoption of AI-powered Video Analytics Across Key Commercial Sectors

Combining Industry Reach and Advanced Analytics to Unlock New Value for Enterprise Clients

YY Group to Leverage Its Extensive Network to Accelerate Market Adoption in Singapore

SINGAPORE, December 29 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”) and Graymatics-SG Pte Ltd (“Graymatics”) today announced the formation of a strategic partnership for the preferred distribution of Graymatics’ AI-powered video analytics solutions in Singapore.

Under the terms of the agreement, YY Group will distribute Graymatics’ cloud-based video analytics platform in Singapore. Leveraging YY Group’s established presence in hospitality, retail, and facilities management, the partnership will enable enterprises to transform existing surveillance infrastructure into actionable business intelligence.

The collaboration addresses the growing demand for intelligent analytics across Singapore’s commercial sectors. Graymatics’ platform extends beyond traditional security applications, enabling organizations in smart buildings, manufacturing, and retail to optimize operations, strengthen compliance, and make data-driven decisions. Together, the two companies aim to accelerate market adoption while delivering exceptional value to customers.

“We are excited to partner with Graymatics to accelerate the adoption of their innovative solutions across our extensive client network,” said Mr. Mike Fu, Founder, Chairman, and Chief Executive Officer of YY Group. “This partnership represents a significant opportunity to enhance operational capabilities for businesses in Singapore while strengthening our position as a leading provider of smart enterprise solutions in the region.”

Mr. Abhijit Shanbhag, Chief Executive Officer of Graymatics-SG Pte Ltd, added: “YY Group’s strong market presence and proven execution capabilities in Singapore make them an ideal partner for us. This collaboration will accelerate our market penetration and enable us to better serve customers across Singapore.”

About YY Group Holding Limited

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information, please visit https://yygroupholding.com

About Graymatics-SG Pte Ltd

Graymatics is a leading video analytics company founded in Silicon Valley in 2011 and currently headquartered in Singapore. The company provides a cognitive multimedia analytics platform that transforms images and videos from existing CCTV infrastructure into actionable insights. Graymatics offers cloud-based solutions across smart cities, retail, manufacturing, banking, and facility management, serving prominent clients in telecommunications, government, and enterprise sectors globally.

For more information, please visit https://graymatics.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality market (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

Investor Contact

Jason Zhi Yong Phua, Chief Financial Officer

YY Group

enquiries@yygroupholding.com